Exhibit 99.2

May 15, 2018

Ontario Securities Commission ("Principal Regulator")
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Re: Americas Silver Corporation (the "Company")
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI 51-102")

Following the annual meeting of shareholders of Americas Silver Corporation, held on May 15, 2018 (the "**Meeting**"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

<table>
<tr><th>ITEM VOTED UPON</th><th>VOTING RESULTS</th></tr>
<tr><td>1. Election of Directors nominated in the Company's management information circular dated April 5, 2018 (the "Circular")</td><td>The nominees proposed by management were elected by shareholders on a ballot vote. Detailed voting results were as follows:
<table>
<tr><th>Name</th><th>Shares Voted For</th><th>Shares Withheld</th></tr>
<tr><td>Darren Blasutti</td><td>13,208,825 (99.44%)</td><td>73,874 (0.56%)</td></tr>
<tr><td>Alex Davidson</td><td>12,709,047 (95.68%)</td><td>573,652 (4.32%)</td></tr>
<tr><td>Alan Edwards</td><td>13,204,710 (99.41%)</td><td>77,989 (0.59%)</td></tr>
<tr><td>Peter Hawley</td><td>13,199,228 (99.37%)</td><td>83,471 (0.63%)</td></tr>
<tr><td>Bradley Kipp</td><td>13,194,092 (99.33%)</td><td>88,607 (0.67%)</td></tr>
<tr><td>Gordon Pridham</td><td>12,707,803 (95.67%)</td><td>574,896 (4.33%)</td></tr>
<tr><td>Manuel Rivera</td><td>13,185,385 (99.27%)</td><td>97,314 (0.73%)</td></tr>
<tr><td>Lorie Waisberg</td><td>12,634,597 (95.12%)</td><td>648,102 (4.88%)</td></tr>
</table></td></tr>
<tr><td>2. Appointment of PricewaterhouseCooper, LLP as the Company's Auditors and authorization for the Board of Directors to fix their remuneration</td><td>The resolution was approved by shareholders on a show of hands. Detailed proxy voting results were as follows:
<table>
<tr><th>Shares Voted For</th><th>Shares Withheld</th></tr>
<tr><td>21,726,174 (99.14%)</td><td>188,325 (0.86%)</td></tr>
</table></td></tr>
</table>

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3.  Continuation, Amendment and Restatement of the Company’s Shareholder Rights Plan as more particularly described in Schedule B of the Circular The resolution was approved by shareholders on a show of hands.  Detailed proxy voting results were as follows: Shares Voted For  Shares Voted Against 13,171,536 (99.16%) 111,038 (0.84%) Yours truly, AMERICAS SILVER CORPORATION “Peter McRae” Per: Peter J. McRae Sr. Vice President, Corporate Affairs & Chief Legal Officer